EXHIBIT (a)(1)(i)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(including associated Rights)
of
NEWPORT NEWS SHIPBUILDING INC.
at
$67.50 NET PER SHARE
by
GRAIL ACQUISITION CORPORATION,
a wholly owned subsidiary of
GENERAL DYNAMICS CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON FRIDAY, JUNE 1, 2001, UNLESS THE OFFER IS EXTENDED.

THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF APRIL 24, 2001 (THE “MERGER AGREEMENT”), AMONG GENERAL DYNAMICS CORPORATION (“GENERAL DYNAMICS”), GRAIL ACQUISITION CORPORATION (THE “PURCHASER”) AND NEWPORT NEWS SHIPBUILDING INC. (THE “COMPANY”). THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN); HAS UNANIMOUSLY DETERMINED THAT THE OFFER, THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND THE STOCKHOLDERS OF THE COMPANY; AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES (AS DEFINED HEREIN) PURSUANT TO THE OFFER.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (i) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN) THAT NUMBER OF SHARES THAT WOULD REPRESENT A MAJORITY OF ALL OUTSTANDING SHARES ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE AND (ii) ALL APPLICABLE WAITING PERIODS UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, HAVING EXPIRED OR BEEN TERMINATED. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS. SEE THE INTRODUCTION AND SECTIONS 1 AND 15.

IMPORTANT

     Any stockholder desiring to tender all or any portion of such stockholder’s Shares should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder’s signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile), or, in the case of a book-entry transfer effected pursuant to the procedure set forth in Section 2, an Agent’s Message (as defined herein), and any other required documents to EquiServe Trust Company, N.A. (the “Depositary”) and either deliver the certificates for such shares to the Depositary along with the Letter of Transmittal (or facsimile) or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 2 or (ii) request such stockholder’s broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such stockholder desires to tender such Shares.

     If a stockholder desires to tender Shares and such stockholder’s certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the expiration of the Offer (as defined herein), such stockholder’s tender may be effected by following the procedure for guaranteed delivery set forth in Section 2.

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.

The Dealer Manager for the Offer is:

Bear, Stearns & Co. Inc.

May 4, 2001

TABLE OF CONTENTS

SUMMARY TERM SHEET	1

INTRODUCTION	5

THE TENDER OFFER	8

1. Terms of the Offer	8

2. Procedure for Tendering Shares	10

3. Withdrawal Rights	12

4. Acceptance for Payment and Payment for Shares	13

5. Certain Federal Income Tax Consequences	14

6. Price Range of Shares; Dividends	15

7. Certain Effects of the Offer	15

8. Certain Information Concerning the Company	16

9. Certain Information Concerning the Purchaser and General Dynamics	19

10. Source and Amount of Funds	20

11. Background of the Offer and the Merger; Past Contacts and Transactions with the Company	20

12. Purpose of the Offer and the Merger; Plans for the Company	22

13. The Merger Agreement; Other Arrangements	23

14. Dividends and Distributions	30

15. Certain Conditions of the Offer	31

16. Certain Legal Matters	32

17. Fees and Expenses	33

18. Miscellaneous	34

SCHEDULE I — DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL DYNAMICS AND THE PURCHASER	35

1. Directors and Executive Officers of General Dynamics	35

2. Directors and Executive Officers of the Purchaser	37

SCHEDULE II — SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE	38

i

SUMMARY TERM SHEET

      The following is a summary of some of the key terms of this offer to purchase all of the outstanding shares of common stock of Newport News Shipbuilding Inc. We urge you to read carefully the remainder of this offer to purchase and the accompanying letter of transmittal because the information in this Summary Term Sheet is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

•  The Purchaser

      The Purchaser referred to in this offer is Grail Acquisition Corporation, a Delaware corporation formed for the purpose of making this tender offer and the merger described herein. We are a wholly owned subsidiary of General Dynamics Corporation, a Delaware corporation. See Section 9 of this offer to purchase — “Certain Information Concerning the Purchaser and General Dynamics.”

•  Classes and Amounts of Shares Sought

      We are seeking to purchase all of the outstanding shares of common stock of Newport News Shipbuilding Inc. together with associated rights. See “Introduction” and Section 1 of this offer to purchase — “Terms of the Offer.”

•  Offer Prices; Fees and Commission

      We are offering to pay $67.50 per share, net to you in cash, less any required withholding of taxes and without the payment of interest. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. We will not be obligated to pay for or reimburse you for such broker or nominee charges. See the “Introduction” section to this offer to purchase. In addition, if you do not complete and sign the Substitute Form W-9 included in the letter of transmittal, you may be subject to required backup federal income tax withholding. See Section 2 of this offer to purchase — “Procedure for Tendering Shares—Backup Withholding.”

•  Source of Funds

      Grail Acquisition Corporation will be provided with approximately $2.3 billion by its parent company, General Dynamics Corporation, for the purchase of shares in the offer and other related fees and expenses. General Dynamics Corporation expects to obtain the funds necessary for the offer through a combination of syndicated loan facilities, the issuance of commercial paper and the issuance of debt securities, each on terms and conditions to be determined. To support General Dynamics Corporation in advance of the arrangement of the foregoing financings, Bear Stearns Corporate Lending Inc. has provided General Dynamics Corporation with a commitment letter for a 364-day senior revolving credit facility in an amount up to $3.0 billion. The offer is not conditioned upon any financing arrangements. See Section 10 of this offer to purchase — “Source and Amount of Funds.” General Dynamics Corporation is one of the world leaders in the aerospace and defense industries. As of December 31, 2000, General Dynamics Corporation’s fiscal year-end, General Dynamics Corporation had total assets of $7.987 billion and for the year ended December 31, 2000, had net earnings of $901 million. See Section 9 of this offer to purchase — “Certain Information Concerning the Purchaser and General Dynamics.”

•  Time for Acceptance

      You will have until 12:00 midnight, New York City time, on Friday, June 1, 2001 (or such later expiration date if the offer is extended), to decide whether to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See Sections 1 and 2 of this offer to purchase — “Terms of the Offer” and “Procedure for Tendering Shares.”

•  Extension of the Offer

      We may extend the offer as follows:

•	for additional periods if at the time the offer is scheduled to expire (including at the end of any extension) any of the conditions to the offer are not satisfied or, to the extent permitted, waived by us;

•	for any period during which we are required to extend the offer by the rules of the Securities and Exchange Commission; and

•	for additional periods if at the time the offer is scheduled to expire any of the conditions to the offer are not satisfied or waived by us, and if such condition or conditions could reasonably be expected to be satisfied, in which case we will be required to extend the offer for additional periods.

•	See Section 1 of this offer to purchase — “Terms of the Offer.”

•  Notification of Extensions

      We will make a public announcement if we extend the offer, and we will inform EquiServe Trust Company, N.A., the depositary for the offer, of the extension by not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1 of this offer to purchase — “Terms of the Offer.”

•  Subsequent Offering Period

      We may also elect to provide a “subsequent offering period” of up to 20 business days in order to acquire over 90% of the outstanding shares. A subsequent offering period, if one is provided, will be an additional opportunity for stockholders to tender, but not withdraw, their shares and receive the offer consideration for such shares promptly after they are tendered. See Section 1 of this offer to purchase “Terms of the Offer.”

•  Significant Conditions to the Offer

      We are not obligated to purchase any tendered shares if the total number of shares validly tendered is less than that number of shares which represents a majority of the total outstanding number of shares on a fully diluted basis. The offer is also subject to a number of other conditions, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. See Sections 1 and 15 of this offer to purchase — “Terms of the Offer” and “Certain Conditions of the Offer.”

•  Method of Tender

      To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal, to EquiServe Trust Company, N.A., the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can also be tendered by your nominee through the book-entry procedures. If you cannot deliver something that is required by the depositary by the expiration of the offer, you may get a little extra time to do so by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution, guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days. However, the depositary must receive the missing items within that three trading day period. See Section 2 of this offer to purchase — “Procedure for Tendering Shares.”

•  Withdrawal of Tendered Shares

      You can withdraw previously tendered shares at any time until the offer has expired and, if we have not agreed to accept your shares for payment by July 2, 2001, you can withdraw them at any time after such date until we accept the shares for payment. See Section 3 of this offer to purchase — “Withdrawal Rights.”

      To withdraw previously tendered shares, you must deliver a written, telegraphic or facsimile notice of withdrawal with the required information to the depositary while you still have the right to withdraw the shares. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See Sections 1 and 3 of this offer to purchase — “Terms of the Offer” and “Withdrawal Rights.”

•  Time of Payment

      If all of the conditions of the offer are satisfied or waived and your shares of Newport News Shipbuilding Inc. are accepted for payment, we will pay you promptly after the expiration of the offer. See Section 4 of this offer to purchase — “Acceptance for Payment and Payment for Shares.”

•  Federal Income Tax Consequences

      The sale of your shares pursuant to the offer will be a taxable event. See Section 5 of this offer to purchase — “Certain Federal Income Tax Consequences.”

•  Board of Directors Recommendation

      We are making the offer pursuant to an agreement and plan of merger dated April 24, 2001 among Newport News Shipbuilding Inc., General Dynamics Corporation and us. The Board of Directors of each of Newport News Shipbuilding Inc. and General Dynamics Corporation has unanimously approved the merger agreement, the offer and the proposed merger with Grail Acquisition Corporation. The Board of Directors of Newport News Shipbuilding Inc. unanimously recommends that holders of its common stock accept the offer and tender their shares. See Section 11 of this offer to purchase — “Background of the Offer and the Merger; Past Contacts and Transactions with the Company.”

•  Merger after Tender Offer

      If we purchase at least a majority of the outstanding shares on a fully diluted basis of Newport News Shipbuilding Inc., and certain other applicable conditions are met, Grail Acquisition Corporation will be merged with Newport News Shipbuilding Inc. and all remaining stockholders holding shares (other than stockholders who have properly perfected appraisal rights under Delaware law) will receive the same price per share paid in the offer, that is $67.50 per share in cash (or any greater amount per share we pay in the offer). See “Introduction” and Section 12 of this offer to purchase — “Purpose of the Offer and the Merger; Plans for the Company.”

•  Appraisal Rights

      No appraisal rights are available in connection with the offer. After the offer, appraisal rights will be available to holders of shares who do not vote in favor of the merger (if a stockholder vote is required), subject to and in accordance with Delaware law. A holder of shares must properly perfect its right to seek an appraisal under Delaware law in connection with the merger to have appraisal rights as provided under Delaware law. See Section 12 of this offer to purchase — “Purpose of the Offer and the Merger; Plans for the Company — Appraisal Rights.”

•  Market for Shares after the Offer

      If we purchase all of the tendered shares and the merger takes place, there will no longer be a trading market for the shares. Even if the merger does not take place, if we purchase all of the tendered shares:

•	there may be so few remaining stockholders and publicly held shares that the shares no longer will be eligible to be traded on the New York Stock Exchange, the Chicago Stock Exchange or another exchange;

•	there may not be a public trading market for the shares; or

•	Newport News Shipbuilding Inc. may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission’s rules relating to publicly held companies. See Section 7 of this offer to purchase — “Certain Effects of the Offer.”

•  Return of Tendered Shares

      If any shares that you tender are not accepted for any reason, certificates representing such shares will be returned to you or to the person you specify in your tendering documents. See Section 4 of this offer to purchase — “Acceptance for Payment and Payment for Shares.”

•  Recent Market Prices

      On April 24, 2001, the last trading day before General Dynamics Corporation and Newport News Shipbuilding Inc. announced that they had signed the merger agreement, the last sale price of the shares of Newport News Shipbuilding Inc. reported on the New York Stock Exchange was $55.05 per share. On May 3, 2001, the last trading day before Grail Acquisition Corporation commenced the offer, the last sale price of the shares reported on the New York Stock Exchange was $64.62 per share. We advise you to obtain a recent quotation for shares of Newport News Shipbuilding Inc. in deciding whether to tender your shares. See Section 6 of this offer to purchase — “Price Range of Shares; Dividends.”

•  Questions and Information

      You can call Innisfree M&A Incorporated at (888) 750-5834 (toll free) (banks and brokers, please call collect at (212) 750-5833) or Bear, Stearns & Co. Inc. at (877) 667-2760 (toll free). Innisfree M&A Incorporated is acting as the information agent and Bear, Stearns & Co. Inc. is acting as the dealer manager for our tender offer. See the back cover page of this offer to purchase for additional contact information.

To the Holders of Common Stock

(including the associated Rights) of
Newport News Shipbuilding Inc.:

INTRODUCTION

      Grail Acquisition Corporation, a Delaware corporation (the “Purchaser”), which is a wholly owned subsidiary of General Dynamics Corporation, a Delaware corporation (“General Dynamics”), hereby offers to purchase all outstanding shares of the common stock, par value $.01 per share (the “Shares”), of Newport News Shipbuilding Inc., a Delaware corporation (the “Company”), at a price of $67.50 per Share, net to the seller in cash, less any required withholding of taxes and without the payment of interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Shares will include the associated rights to purchase Series A Participating Cumulative Preferred Stock of the Company (the “Rights”) issued pursuant to that certain Rights Agreement dated as of June 10, 1998, as amended from time to time, between the Company and First Chicago Trust Company of New York (now known as EquiServe Trust Company, N.A.) (the “Rights Agreement”). All references herein to the Rights will include all benefits that may inure to holders of the Rights pursuant to the Rights Agreement and, unless the context otherwise requires, all references herein to Shares will include the Rights.

      Tendering stockholders who are record owners of the Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. The Purchaser will pay all fees and expenses of Bear, Stearns & Co. Inc., which is acting as dealer manager (the “Dealer Manager”), EquiServe Trust Company, N.A., which is acting as the depositary (the “Depositary”), and Innisfree M&A Incorporated, which is acting as information agent (the “Information Agent”), incurred in connection with the Offer. See Section 17.

      The Offer is being made pursuant to an Agreement and Plan of Merger dated as of April 24, 2001 among General Dynamics, the Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides for the making of the Offer by the Purchaser and further provides that, following completion of the Offer, the Purchaser will be merged with and into the Company (the “Merger”). The purpose of the Merger is to acquire all Shares not tendered and purchased pursuant to the Offer or otherwise. Pursuant to the Merger, each then-outstanding Share (other than Shares owned by the Company or any of its subsidiaries, Shares owned by General Dynamics or any of its subsidiaries and Shares owned by stockholders who perfect any available appraisal rights under the General Corporation Law of the State of Delaware (the “Delaware Act”)) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer. See Section 13. Certain federal income tax consequences of the sale of Shares pursuant to the Offer are described in Section 5.

      The Board of Directors of the Company has unanimously approved the Merger Agreement, the Offer and the Merger and has determined that the Offer, the Merger and the transactions contemplated by the Merger Agreement, are fair to and in the best interests of the Company and its stockholders. The Board of Directors of the Company accordingly recommends that all holders of Shares accept the Offer and tender their Shares to the Purchaser.

      The Company has advised General Dynamics that Credit Suisse First Boston Corporation (“CSFB”), the Company’s financial advisor, at a meeting of the Board of Directors of the Company to evaluate the Offer and the Merger held on April 24, 2001, rendered to the Board of Directors of the Company an oral opinion, which opinion was confirmed by delivery of a written opinion dated April 24, 2001, to the effect that as of such date and based on and subject to certain matters stated in the opinion, the $67.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Shares owned by General Dynamics and its affiliates) was fair, from a financial point of view, to such stockholders. A copy of the written opinion of CSFB is attached to the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9

(the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “Commission”) in connection with the Offer and is being distributed to stockholders of the Company concurrently herewith. Stockholders are encouraged to read the opinion of CSFB carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by CSFB in connection with such opinion. The opinion of CSFB was prepared for the Board of Directors of the Company and does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares pursuant to the Offer or how such stockholder should vote on the Merger or as to any other matter relating to the Offer and the Merger. CSFB was retained to advise the Board of Directors of the Company in connection with the transactions contemplated by the Merger Agreement and was not engaged as an advisor or agent to the Company’s stockholders.

      The Offer is conditioned upon, among other things, the following:

      Minimum Tender Condition. The Offer is conditioned upon there being validly tendered and not withdrawn prior to the Expiration Date (as defined herein) that number of Shares (the “Minimum Number of Shares”) that would represent a majority of all outstanding Shares on a fully diluted basis on the date of purchase, without giving effect to any dilution that might arise from exercise of the Rights (the “Minimum Tender Condition”). See Sections 1 and 15.

      Based on representations of the Company in the Merger Agreement, as of April 19, 2001, the number of Shares required to be validly tendered to satisfy the Minimum Number of Shares would be 19,116,550. However, the actual Minimum Number of Shares will depend on the facts as they exist on the Expiration Date.

      If the Minimum Tender Condition and the other conditions to the Offer are satisfied and the Offer is consummated, the Purchaser will own a sufficient number of Shares to ensure that the Merger will be approved. Under the Delaware Act if, after consummation of the Offer, the Purchaser owns at least 90% of the Shares then outstanding, the Purchaser will be able to cause the Merger to occur pursuant to the “short-form” merger provisions of the Delaware Act, without a vote of the Company’s stockholders. However, if the Purchaser owns less than 90% of the Shares then outstanding after consummation of the Offer, a vote of the Company’s stockholders will be required under the Delaware Act to effect the Merger. The Purchaser and General Dynamics are required, pursuant to the terms of the Merger Agreement, to vote their Shares in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby. See Sections 12 and 13 of this Offer to Purchase.

      HSR Condition. The Offer is also subject to the condition that all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), will have terminated or expired (the “HSR Condition”). Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-calendar day waiting period following the filing by General Dynamics of a Notification and Report Form with respect to the Offer, unless General Dynamics receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”). Pursuant to the Merger Agreement, General Dynamics and the Company agreed to file the Notification and Report Form and related materials with the Antitrust Division and the FTC as soon as reasonably practicable. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from General Dynamics concerning the Offer, the waiting period will be extended and will expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by General Dynamics with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of General Dynamics. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. See Section 16 for additional information concerning the HSR Act and the applicability of the antitrust laws to the Offer and the Merger.

      The Offer is conditioned upon satisfaction of the Minimum Tender Condition, the HSR Condition and the other conditions set forth in Section 15. The foregoing conditions to the Offer are referred to herein collectively as the “Offer Conditions.”

      THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.  Terms of the Offer

      Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore properly withdrawn in accordance with Section 3. The term “Expiration Date” means 12:00 Midnight, New York City time, on Friday, June 1, 2001, unless and until the Purchaser, in accordance with the provisions of the Merger Agreement, has extended the period of time during which the Offer is open, in which event the term Expiration Date will mean the latest time and date at which the Offer, as so extended by the Purchaser, will expire.

      The Purchaser has agreed that it will not, without the prior written consent of the Company (i) waive or change the Minimum Tender Condition, (ii) change the form of consideration payable in the Offer, (iii) decrease the Offer Price, (iv) decrease the number of Shares sought to be purchased in the Offer, (v) add any conditions or modify any of the conditions to the Offer in a manner adverse to the holders of Shares, (vi) amend any other term of the Offer in any manner adverse to the holders of Shares or (vii) change the Expiration Date except as set forth in the Merger Agreement.

      Pursuant to the Merger Agreement, the Purchaser may, without the consent of the Company, extend the Expiration Date of the Offer from time to time for one or more additional periods of not more than 10 business days (five business days if only the Minimum Tender Condition remains to be satisfied) (or such longer period as may be approved by the Company), (i) if immediately before the scheduled or extended Expiration Date of the Offer, any of the conditions to the Offer have not been satisfied or, to the extent permitted, waived, or (ii) for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer or any period required by applicable law. If the Purchaser elects to extend the Expiration Date of the Offer when the only condition of the Offer that is not satisfied is the Minimum Tender Condition, to the extent requested by the Company, the Purchaser and General Dynamics will be deemed to have waived all other conditions. In addition, if at the Expiration Date the conditions of the Offer have been satisfied or waived, the Purchaser may accept for payment all Shares validly tendered and not withdrawn and provide for a subsequent offering period (as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of up to 20 business days in order to acquire over 90% of the outstanding Shares. Pursuant to the Merger Agreement, General Dynamics has agreed to cause the Purchaser to extend the Offer in certain circumstances if conditions to the Offer have not been satisfied or waived, if such condition or conditions could reasonably be expected to be satisfied.

      Under no circumstances will interest be paid on the Offer Price for tendered Shares, whether or not the Offer is extended.

      Any extension, amendment or termination of the Offer will be followed as promptly as practicable by a public announcement. In the case of an extension, an announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

      If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 3. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder’s offer.

      If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.

      Pursuant to Rule 14d-11 under the Exchange Act, the Purchaser may, subject to certain conditions, elect to provide a subsequent offering period of up to 20 business days in length following the expiration of the Offer on the Expiration Date and acceptance for payment of the Shares tendered in the Offer (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed.

      During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights and the Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Rule 14d-11 under the Exchange Act provides that the Purchaser may provide a Subsequent Offering Period so long as, among other things, (i) the initial 20-business day period of the Offer has expired, (ii) the Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer, (iii) the Purchaser immediately accepts and promptly pays for all Shares tendered during the Offer prior to its expiration, (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period and (v) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. In the event the Purchaser elects to provide a Subsequent Offering Period, it will provide an announcement to that effect by issuing a press release to a national news service on the next business day after the previously scheduled Expiration Date.

      The Purchaser may, in its sole discretion, provide a Subsequent Offering Period regardless of whether or not the events or the facts set forth in Section 15 of this Offer to Purchase have occurred. If the Purchaser has acquired less than 90% of the Shares of the Company on the Expiration Date of the Offer, the Purchaser intends to elect to provide a Subsequent Offering Period. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. The same consideration will be paid to stockholders tendering Shares in the Offer or in a Subsequent Offering Period, if one is provided.

      The Company has agreed to provide to General Dynamics and the Purchaser the Company’s stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company’s stockholder lists, and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares, by the Purchaser following receipt of such lists or listings from the Company.

2.  Procedure for Tendering Shares

      Valid Tender. To tender Shares pursuant to the Offer, a stockholder must comply with one of the following: (i) a Letter of Transmittal (or a facsimile thereof) properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, certificates for the Shares to be tendered and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, (ii) such Shares must be properly delivered pursuant to the procedures for book-entry transfer, as described below, and a confirmation of such delivery received by the Depositary, which confirmation must include an Agent’s Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal, prior to the Expiration Date or (iii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

      Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

      The term “Agent’s Message” means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

      The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

      Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder(s) (which term, for this purpose, includes any participant in any of the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an “Eligible Institution”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

      Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder’s tender may be effected if all the following conditions are met:

       (i)  such tender is made by or through an Eligible Institution;

(ii)	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

(iii)	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and any other required documents are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the New York Stock Exchange, Inc. (the “New York Stock Exchange”) is open for business.

      The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

      Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a timely Book-Entry Confirmation with respect thereto), (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and (iii) any other required documents. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the tendered Shares, regardless of any extension of the Offer or any delay in making such payment.

      The Purchaser’s acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

      Appointment. By executing a Letter of Transmittal as set forth above, the tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder’s attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders.

      Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser’s counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of General Dynamics, the Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

      Backup Withholding. In order to avoid “backup withholding” of federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign stockholders should complete and sign the main signature form and a Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

3.  Withdrawal Rights

      Except as otherwise provided in this Section 3, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after July 2, 2001.

      For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedure for book-entry transfer as set forth in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn

Shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

      If the Purchaser extends the Offer, is delayed in its acceptance for payment of the Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may nevertheless retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn, except to the extent that tendering stockholders are entitled to and duly exercise their withdrawal rights as described in this Section 3. Any such delay will be by an extension of the Offer to the extent required by law.

      In the event the Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

      All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of General Dynamics, the Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

4.  Acceptance for Payment and Payment for Shares

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 promptly after the Expiration Date. The Purchaser, subject to the terms of the Merger Agreement, expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. Any such delays will be effected in compliance with Rule 14e-l(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer).

      The reservation by the Purchaser of the right to delay the acceptance, purchase of or payment for Shares is subject to the terms of the Merger Agreement and the provisions of Rule 14e-1(c) under the Exchange Act, which requires the Purchaser to pay the consideration offered or return the Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

      In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates for such Shares (or a timely Book-Entry Confirmation with respect thereto), (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and (iii) any other required documents. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares (or Book-Entry confirmations with respect to Shares) are actually received by the Depositary.

      The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer.

      For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in making such payment.

      If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 3.

      If any tendered Shares are not purchased pursuant to the Offer for any reason, certificates for any such Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 2, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

5.  Certain Federal Income Tax Consequences

      The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”), and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for federal income tax purposes, a tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer or the Merger and the aggregate tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer or converted pursuant to the Merger, as the case may be. Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer or converted pursuant to the Merger, as the case may be.

      If Shares are held by a stockholder as capital assets, gain or loss recognized by the stockholder will be capital gain or loss, which will be long-term capital gain or loss if the stockholder’s holding period for the Shares exceeds one year. Under present law, long-term capital gains recognized by an individual stockholder are generally subject to tax at a favorable tax rate. There are limitations on the deductibility of capital losses.

      A stockholder (other than certain exempt stockholders including, among others, all corporations and certain foreign individuals and entities) that tenders Shares may be subject to 31% backup withholding unless the stockholder provides its TIN and certifies that such number is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. A stockholder that does not furnish its TIN, or that does not otherwise establish a basis for an exemption from backup withholding, may be subject to a penalty imposed by the IRS. See Section 2. Each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.

      If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing a federal income tax return.

      The foregoing discussion may not be applicable with respect to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of Shares who are subject to special tax treatment under the Code, such as non-U.S. persons, life insurance companies, tax-exempt organizations and financial institutions, and may not apply to a holder of Shares in light of individual circumstances.

      The foregoing discussion is intended as a general summary only. Stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

6.  Price Range of Shares; Dividends

      The Shares are traded on the New York Stock Exchange and the Chicago Stock Exchange under the symbol NNS. Options in the Shares are traded on the American Stock Exchange. The following table sets forth, for each of the calendar quarters indicated, the high and low selling prices per Share based on selling prices as reported by the New York Stock Exchange.

NEWPORT NEWS SHIPBUILDING INC.

	HIGH	LOW

Fiscal Year Ended December 31, 1999

First Quarter	$34.00	$27.00

Second Quarter	34.25	25.69

Third Quarter	32.94	29.44

Fourth Quarter	33.00	24.75
Fiscal Year Ended December 31, 2000

First Quarter	30.75	24.94

Second Quarter	36.13	26.63

Third Quarter	45.56	34.38

Fourth Quarter	57.69	41.88
Fiscal Year Ended December 31, 2001

First Quarter	57.20	45.44

Second Quarter (through May 3, 2001)	64.83	47.45

      On April 24, 2001, the last full trading day before the first public announcement of the execution of the Merger Agreement, the closing sale price of the Shares on the New York Stock Exchange was $55.05 per Share. On May 3, 2001, which was the last full trading day before commencement of the Offer, the closing sale price of the Shares on the New York Stock Exchange was $64.62 per Share. Stockholders are urged to obtain current market quotations for the Shares.

      According to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 (the “Company 10-K”), dividends of approximately $5.6 million were paid on the Shares during each of the Company’s 2000 and 1999 fiscal years.

      Based on representations and warranties made by the Company pursuant to the Merger Agreement, as of the date of this Offer to Purchase, the Rights are attached to the Shares and are not traded separately. As a result, the sales prices per Share set forth above are also the high and low sales prices per Share and associated Right during such periods. Pursuant to the Merger Agreement, the Company has represented and warranted that it has taken all requisite action under the Rights Agreement to cause the provisions of the Rights Agreement not to be applicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and to provide for the expiration of the Rights upon the consummation of the Offer. It is therefore not presently anticipated that the Rights will trade separately from the Shares or become exercisable prior to the completion of the Offer and the consummation of the Merger. See Section 13.

7.  Certain Effects of the Offer

      Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

      Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued trading on the New York Stock Exchange. According to published guidelines of the New York Stock Exchange, the Shares may be delisted from the New York Stock Exchange if (i) the number of publicly-held shares falls below 600,000 or (ii) there are fewer than 400 stockholders (or fewer than 1,200 if the average monthly trading volume is below $100,000 for the last 12 months). Shares held by directors or officers of the Company or their immediate families, or by any beneficial owner of more than 10% of the Shares, ordinarily will not be considered as being publicly held for this purpose. According to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended

March 18, 2001 (the “Company 10-Q”), as of April 18, 2001, there were 35,396,356 Shares outstanding, and according to the Company 10-K, as of March 1, 2001, there were approximately 32,000 holders of record of Shares.

      In the event that the Shares no longer meet the requirements for continued trading on the New York Stock Exchange, it is possible that the Shares would continue to trade on the Chicago Stock Exchange, on other stock exchanges or in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements for continued listing on a national securities exchange and the Shares are no longer traded on a national securities exchange, the market for Shares could be adversely affected.

      Exchange Act Registration. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated.

      The Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. If registration of the Shares is not terminated prior to the Merger, then the Shares will be delisted from all stock exchanges and the registration of the Shares under the Exchange Act will be terminated following consummation of the Merger.

      Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the purchase of Shares pursuant to the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8.  Certain Information Concerning the Company

      The Company is a Delaware corporation with its principal offices at 4101 Washington Avenue, Newport News, Virginia 23607-2770. The telephone number of the Company is (757) 380-2000. According to the Company 10-K, the Company’s primary business is the design, construction, repair, maintenance, overhaul and refueling of nuclear-powered aircraft carriers and submarines for the U.S. Navy.

      Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted from the Company 10-K and from the Company’s unaudited interim consolidated financial statements from the Company 10-Q. More comprehensive financial information is included in the Company 10-K, the Company 10-Q and other reports and documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to the Company 10-K, the Company 10-Q and such other reports and documents and all the financial information (including any related notes) contained therein. The Company 10-K, the Company 10-Q and such other reports and documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under “Available Information.”

NEWPORT NEWS SHIPBUILDING INC.

SELECTED FINANCIAL INFORMATION

Consolidated Statements of Earnings

In Millions (Except Shares and Per Share Amounts)

	Year Ended December 31			Quarter Ended

	2000	1999	1998	3/18/2001	3/19/2000

				(Unaudited)	(Unaudited)

Revenues	$2,072	$1,863	$1,862	$485	$469

Operating Costs and Expenses	(1,870)	(1,661)	(1,687)	(434)	(423)

Other Income, net	4	16	—	—	1

Operating Earnings	206	218	175	51	47

Interest Expense	(53)	(54)	(61)	(11)	(11)

Earnings Before Income Taxes	153	164	114	40	36

Provision for Income Taxes	(63)	(67)	(48)	(16)	(15)

Net Earnings	$90	$97	$66	$24	$21

Weighted Average Number of Shares Outstanding

Basic	30,842,676	34,115,713	34,677,706	29,627,271	32,094,653

Diluted	32,403,121	35,451,766	35,794,090	31,392,416	33,184,413
Net Earnings Per Share

Basic	$2.91	$2.83	$1.91	$.80	$.65

Diluted	2.77	2.72	1.85	.75	.63

Dividends Declared Per Share	$.16	$.16	$.16	$.04	$.04

Consolidated Balance Sheets

In Millions

		December 31
	March 18
	2001	2000	1999

	(Unaudited)	(Audited)	(Audited)

Total Current Assets	$579	$556	$592

Total Noncurrent Assets	910	920	920

Total Current Liabilities	474	437	446

Total Noncurrent Liabilities	756	781	793

Total Stockholders’ Equity	259	258	273

      Certain Projections. During the course of discussions between representatives of General Dynamics and the Company prior to entering into the Merger Agreement, the Company provided General Dynamics certain projected financial data. The Company has advised General Dynamics and the Purchaser that these projections reflect numerous assumptions made by management of the Company, including assumptions with respect to the profitability of ship construction, refueling and maintenance contracts with the U.S. Navy, the award of new contracts by the Navy and the terms thereof, the markets for the Company’s other products and services, the level of repurchases by the Company of its outstanding Shares, the favorable resolution of pending contract disputes with the Company’s customer, expected dividends from a venture in which the Company has an equity interest and favorable changes in working capital. The projections also embodied assumptions regarding general business, economic, market and financial conditions and other matters, including effective tax rates consistent with historical levels for the Company and interest rates and the anticipated amount of borrowings by the Company. Some of the projections also included certain non-recurring earnings, principally from the assumed sale in the future of certain assets which would result in one-time non-recurring gains.

      The projections provided by the Company, excluding non-recurring items, forecast revenues increasing from $2.20 billion in 2001 to $2.78 billion in 2005, operating income increasing from $236 million in 2001 to $318 million in 2005, earnings before interest, taxes, depreciation and amortization increasing from $292 million in 2001 to $366 million in 2005, and net income increasing from $110 million in 2001 to $184 million in 2005.

      The projections are forward-looking statements that are subject to significant uncertainties and contingencies and based on assumptions, many of which are beyond the Company’s control and none of which were subject to approval by General Dynamics or the Purchaser. In addition, they do not necessarily represent the assumed performance by the Company if it is acquired by General Dynamics. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections.

      In addition, these projections were not prepared in accordance with generally accepted accounting principles, and none of the Purchaser, General Dynamics or the Company’s independent accountants have examined or compiled any of these projections or expressed any conclusion or provided any other form of assurance with respect to these projections and accordingly assume no responsibility for these projections. These projections were prepared with a limited degree of precision, and were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections, which would require a more complete presentation of data than as shown above.

      The inclusion of projections herein should not be regarded as an indication that General Dynamics, the Purchaser, the Company or any of their respective affiliates or representatives considered or considers the projections to be an accurate prediction of future events, and the projections should not be relied upon as such. None of such persons assumes any responsibility for the reasonableness, completeness, accuracy or reliability of such projections. None of General Dynamics, the Purchaser, the Company or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of such persons intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

      Available Information. The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options and other matters, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company’s stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the

Commission at 450 Fifth Street, NW, Washington, DC 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. Copies of the Company’s filings may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, DC 20549 at prescribed rates. Such reports, proxy statements and other information may also be obtained at the website that the Commission maintains at http:// www.sec.gov. Such material should also be available for inspection at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, NY 10005 or the offices of the Chicago Stock Exchange, One Financial Place, 440 South LaSalle Street, Chicago, IL 60605.

      The information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Although the Purchaser and General Dynamics do not have any knowledge that any such information is untrue, neither the Purchaser nor General Dynamics takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9.	Certain Information Concerning the Purchaser and General Dynamics

      The Purchaser, a Delaware corporation, which is a wholly owned subsidiary of General Dynamics, was organized to acquire the Company and has not conducted any unrelated activities since its organization. The principal office of the Purchaser is located at the principal office of General Dynamics. All outstanding shares of capital stock of the Purchaser are owned by General Dynamics.

      General Dynamics is a Delaware corporation with its principal office located at 3190 Fairview Park Drive, Falls Church, Virginia 22042-4523. The telephone number of General Dynamics is (703) 876-3000. General Dynamics’ primary businesses focus on ship building and marine systems, business aviation, information systems and land and amphibious combat systems.

      The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of General Dynamics and the Purchaser and certain other information are set forth in Schedule I to this Offer to Purchase.

      Except as described in this Offer to Purchase (including Schedule I hereto), none of General Dynamics, the Purchaser or, to the best knowledge of General Dynamics and the Purchaser, any of the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of General Dynamics, the Purchaser or any of the persons so listed, beneficially owns or has a right to acquire directly or indirectly any equity security of the Company, and none of General Dynamics, the Purchaser or, to the best knowledge of the Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days. General Dynamics and the Purchaser each disclaim beneficial ownership of any Shares owned by any pension plan of General Dynamics or any affiliate of General Dynamics. Mr. Charles H. Goodman, a director of General Dynamics, is the President of a registered investment adviser which has shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of, 1,376 Shares owned by Chi, L.P. Mr. Goodman disclaims beneficial ownership of these Shares.

      Except as described in this Offer to Purchase, as of the date hereof (i) there have not been any contacts, transactions or negotiations between General Dynamics or the Purchaser, any of their respective subsidiaries or, to the best knowledge of General Dynamics and the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission and (ii) none of General Dynamics, the Purchaser or, to the best knowledge of General Dynamics and the Purchaser, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company. During the Offer, General Dynamics and the Purchaser intend to have ongoing contacts with the Company and its directors, officers and stockholders.

      None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Available Information. General Dynamics is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports relating to its business, financial condition and other matters. Information as of particular dates concerning General Dynamics’ directors and officers, their remuneration, stock options and other matters, the principal holders of General Dynamics’ securities and any material interest of such persons in transactions with General Dynamics is required to be disclosed in proxy statements distributed to General Dynamics’ stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the Commission and copies thereof should be obtainable from the Commission in the same manner as is set forth with respect to the Company in Section 8. Such material should also be available for inspection at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, NY 10005, the offices of the Chicago Stock Exchange, One Financial Place, 440 South LaSalle Street, Chicago, IL 60605, or the offices of the Pacific Stock Exchange, 301 Pine Street, San Francisco, CA 94101.

10.	Source and Amount of Funds

      The Offer is not conditioned upon any financing arrangements.

      The Purchaser estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer, consummate the Merger and pay all related fees and expenses will be approximately $2.3 billion. The Purchaser expects to obtain all funds needed for the Offer and Merger and to pay related fees and expenses from General Dynamics. General Dynamics expects to obtain the funds necessary for the Offer and Merger and to pay related fees and expenses through a combination of syndicated loan facilities, the issuance of commercial paper and the issuance of debt securities, each on terms and conditions to be determined. To support General Dynamics in advance of the arrangement of the foregoing financings, Bear Stearns Corporate Lending Inc. (“BSCL”) has provided General Dynamics with a commitment letter (the “Commitment Letter”) for a senior loan facility in an amount up to $3.0 billion (the “Facility”). The Facility would be in the form of a 364-day senior revolving credit facility with terms and obligations to be negotiated and set forth in an amended commitment letter. BSCL’s obligations under the Commitment Letter are conditioned upon, among other things, the establishment of terms and conditions for the Facility satisfactory to BSCL and General Dynamics and the negotiation, execution and delivery of definitive documentation with respect to the Facility satisfactory to BSCL and its counsel.

11.	Background of the Offer and the Merger; Past Contacts and Transactions with the Company

      Background of Offer. In early 1999, General Dynamics explored the possibility of a business combination with the Company. On February 10, 1999, Mr. Nicholas B. Chabraja, Chairman and Chief Executive Officer of General Dynamics, delivered a letter to Mr. William P. Fricks, Chairman and Chief Executive Officer of the Company, proposing to acquire the Company for $38.50 per share in cash. General Dynamics and the Company did not enter into substantive negotiations in connection with such proposal. In April 1999, General Dynamics withdrew such proposal.

      In late December 2000, during a telephone conversation, Mr. Chabraja asked Mr. Fricks if he would consider the possibility of the acquisition of the Company by General Dynamics. Mr. Fricks replied that he would give the question some thought.

      In late February or early March 2001, Mr. Chabraja and Mr. Fricks again spoke by telephone. During their conversation, Mr. Fricks indicated that it was an appropriate time for discussions on the possibility of General Dynamics acquiring the Company. On March 15, 2001, Mr. Chabraja and Mr. Fricks had a dinner meeting at which time they discussed a possible acquisition, shared their tentative views on the value of the Company and agreed on a process to further their discussions.

      On March 26, 2001, General Dynamics and the Company signed a confidentiality agreement.

      On April 10, several executives of General Dynamics and the Company, together with other representatives of the two companies, met. During that meeting, representatives of the Company made a presentation concerning the Company, its current and historic financial performance and its prospects.

      On April 17, during the course of a telephone conversation, Mr. Chabraja proposed a price of $67.50 for each Share, or an aggregate purchase price of approximately $2.1 billion. Mr. Fricks indicated that he would be willing to present the proposal to the Company’s Board of Directors provided that the parties could negotiate a mutually acceptable acquisition agreement.

      Later on April 17, counsel for General Dynamics sent a draft of an acquisition agreement to counsel for the Company. Between April 20 and April 24, representatives of the two companies negotiated the provisions of a proposed acquisition agreement.

      On April 23, the Board of Directors of General Dynamics unanimously approved the transaction and authorized proceeding with the completion of the transaction.

      On April 24, the Board of Directors of the Company unanimously approved the transaction, determined it to be fair to and in the best interests of the stockholders of the Company, and agreed to recommend it to its stockholders.

      Subsequently on April 24, the Merger Agreement was executed by General Dynamics, the Purchaser and the Company.

      On April 25, General Dynamics and the Company issued a joint press release announcing the transaction.

      On May 4, 2001, the Purchaser commenced the Offer.

      During the Offer, General Dynamics and the Purchaser intend to have ongoing contacts with the Company and its directors, officers and stockholders.

      Past Contacts and Transactions. General Dynamics and the Company currently work closely together under several agreements.

      The Company and Electric Boat Corporation (“Electric Boat”), a wholly owned subsidiary of General Dynamics, entered into a Team Agreement dated February 25, 1997 (the “NSSN Team Agreement”) in which they agreed to cooperate and share responsibility for the construction of the U.S. Navy’s new attack submarine, the Virginia class. The NSSN Team Agreement provides that Electric Boat will act as prime contractor and lead design yard for the program and will perform final assembly, testing, outfitting and delivery of the first and third submarines in the class. For all of the submarines in the program, Electric Boat will construct the engine room module, command and control module, and seven other sections of the ship. The NSSN Team Agreement provides that the Company will perform final assembly, testing, outfitting and delivery of the second and fourth submarines and will construct the sail, the habitability and auxiliary machinery room module and six other sections on all of the submarines in the program.

      In June 2000, the Company and Electric Boat entered into a team agreement supplement to the NSSN Team Agreement (the “Supplemental Agreement”) to take advantage of the benefits and efficiencies being realized from their cooperative efforts in submarine construction through improved and expanded fleet support operations for all classes of submarines. Pursuant to the Supplemental Agreement, the Company and Electric Boat identified four business areas where joint participation would produce savings and efficiencies for the U.S. Navy and provide each company with new business opportunities to increase revenues. These business areas were: installation of a new sonar system on Los Angeles class submarines; vendor-assisted maintenance services on the Seawolf class of submarines; fleet maintenance and modernization of submarines; and the installation of high data rate antennas on Los Angeles class submarines. The Company and Electric Boat believed that similar cooperation in fleet support would further enhance the parties’ ability to provide cost savings to the U.S. Navy when the newly constructed Virginia class submarines enter the fleet.

      In February 1998, the Company executed a letter agreement with Electric Boat for propulsion plant work related to the next generation of aircraft carriers. Pursuant to this letter agreement, Electric Boat is to provide a minimum of 25% of the engineering support for the Company’s propulsion plant work related to the next generation of aircraft carriers. Electric Boat has been providing approximately one-third (by man years) of such engineering support.

      In September 1999, the Company and Electric Boat, along with several other entities, entered into a consortium agreement pursuant to which the parties agreed to perform joint research projects to co-develop an integrated shipbuilding environment. This collaboration involves the development of technology and tools to aid the participants in the shipbuilding industry in the areas of electronic commerce, smart product models, product information management systems and interoperability of computer systems.

      In September 2000, the Company and Electric Boat, along with the U.S. government’s Naval Surface Warfare Center, executed a consortium agreement to pursue jointly the acoustics aspects of science and technology, research and development, test and evaluation, ship design and design review, ship construction and fleet support (the “Maritime Acoustics Consortium”). The purpose of the Maritime Acoustics Consortium is to foster closer collaboration and cooperation between the Company, Electric Boat and government acoustics providers, to optimize the use of acoustic resources and to provide better planning to meet the current and future acoustic needs of the U.S. Navy.

12.	Purpose of the Offer and the Merger; Plans for the Company

      Purpose. The purpose of the Offer and the Merger is to enable General Dynamics to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all the Shares. General Dynamics currently intends, as soon as practicable following consummation of the Offer, to consummate the Merger. The purpose of the Merger is to acquire all Shares not tendered and purchased pursuant to the Offer or otherwise. Pursuant to the Merger, each then-outstanding Share (other than Shares owned by the Company or any of its subsidiaries, Shares owned by General Dynamics or any of its subsidiaries and Shares owned by stockholders who perfect any available appraisal rights under the Delaware Act) will be converted into the right to receive an amount in cash equal to the price per Share paid by the Purchaser pursuant to the Offer.

      Vote Required to Effect the Merger. Except in the case of a “short-form” merger as described below, under the Delaware Act the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by the Purchaser) would be required to effect the Merger. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to a majority of the outstanding Shares, which would be the case if the Minimum Tender Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer, it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company.

      The Delaware Act also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a “short-form” merger with that subsidiary without a vote of the stockholders of that subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, General Dynamics, the Purchaser and the Company will, subject to certain conditions specified in the Merger Agreement, cause the Merger to become effective as soon as practicable after such acquisition without prior notice to, or any action by, any other stockholder of the Company.

      If the Merger has not been consummated, the Purchaser or an affiliate of the Purchaser may, either immediately following the consummation or termination of the Offer (whether or not the Purchaser purchases Shares pursuant to the Offer), or from time to time thereafter, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price to be paid pursuant to the Offer. Alternatively, subject to the terms of the Merger Agreement, the Purchaser and its affiliates reserve the right to sell or otherwise dispose of any or all of the Shares acquired by them pursuant to the Offer or otherwise, upon such terms and at such prices as they may determine.

      Appraisal Rights. Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, stockholders of the Company at the time of the Merger who do not vote in favor of the Merger and comply with all statutory requirements will have the right under the Delaware Act to demand appraisal of, and receive payment in cash of the fair value of, their Shares outstanding immediately prior to the effective date of the Merger in accordance with Section 262 of the Delaware Act, which is attached hereto as Schedule II.

      Under the Delaware Act, stockholders who properly demand appraisal and otherwise comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be equal to, higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger.

      The foregoing description of certain provisions of the Delaware Act is not necessarily complete and is qualified in its entirety by reference to the Delaware Act.

      The foregoing summary of the rights of stockholders does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any available appraisal rights. The presentation and exercise of appraisal rights require strict adherence to the applicable provisions of the Delaware Act.

      Going Private Transactions. The Commission has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger. However, Rule 13e-3 should not be applicable if the Merger is consummated within one year after the expiration or termination of the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to the consummation of the transaction. The purchase of a substantial number of Shares pursuant to the Offer may result in the Company being able to terminate its Exchange Act registration prior to the Merger. If such registration were terminated, Rule 13e-3 would be inapplicable to the Merger.

      Plans for the Company. General Dynamics’ intention is to keep the Company’s headquarters in Newport News, Virginia and to retain the Company’s management team. General Dynamics also intends to continue to operate the Company’s main shipyard located in Newport News, Virginia, as well as the nuclear-capable shipyard facility owned by Electric Boat in Groton, Connecticut. This plan is intended to ensure that both shipyards remain active in the future. General Dynamics does not anticipate any reduction in the production trades or engineering work force at either facility. The directors of the Purchaser will be the initial directors of the Surviving Corporation (as defined herein), and the officers of the Company will be the initial officers of the Surviving Corporation. Upon completion of the Offer and the Merger, General Dynamics intends to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, General Dynamics will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist.

13.  The Merger Agreement; Other Arrangements

The Merger Agreement

      The following is a summary of the Merger Agreement. This summary does not purport to be a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Purchaser’s Schedule TO and incorporated herein by reference.

      The Offer. The Merger Agreement provides that the Purchaser will commence the Offer to purchase all of the outstanding Shares at the Offer Price. The Purchaser is required under the terms of the Merger Agreement to commence the Offer within seven business days after the initial public announcement of the transactions contemplated by the Merger Agreement and to file a Tender Offer Statement on Schedule TO with the Commission as of the date of its commencement of the Offer.

      Pursuant to the Merger Agreement, General Dynamics is obligated to cause the Purchaser to accept for payment and pay for all Shares validly tendered and not withdrawn as soon as practicable after the Expiration Date of the Offer (as extended from time to time in accordance with the provisions of the Merger Agreement). This obligation is subject to various conditions, including satisfaction of the Minimum Tender Condition, the HSR Condition and the other Offer Conditions set forth in Annex I to the Merger Agreement and summarized in Section 15 of this Offer to Purchase.

      The Purchaser has the right, subject to the terms of the Merger Agreement, to extend the Offer from time to time for one or more additional periods of not more than 10 business days (five business days if only the Minimum Tender Condition remains to be satisfied), or such longer period as may be approved by the Company, (i) if immediately before the Expiration Date, any of the conditions to the Offer shall not have been satisfied or, to the extent permitted, waived until such conditions are satisfied or waived or (ii) for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer or any period required by applicable law. If the Purchaser elects to extend the Expiration Date of the Offer when the only condition of the Offer that is not satisfied is the Minimum Tender Condition, to the extent requested by the Company, the Purchaser and General Dynamics will be deemed to have waived all other conditions. Additionally, if at the Expiration Date conditions to the Offer have been satisfied or waived and the Minimum Tender Condition has been met, the Purchaser may accept for payment all Shares validly tendered and not withdrawn and provide for a Subsequent Offering Period (as provided in Rule 14d-11 under the Exchange Act) of up to 20 business days beyond the date of acceptance for payment in order to acquire over 90% of the Shares then outstanding. Pursuant to the Merger Agreement, the Purchaser is obligated to extend the Offer in certain circumstances if conditions to the Offer have not been satisfied or waived, if such condition or conditions could reasonably be expected to be satisfied.

      Actions by the Company. The Merger Agreement requires that the Company file a Solicitation/ Recommendation Statement on the day that the Offer is commenced on Schedule 14D-9 with the Commission relating to the Offer and including the recommendation of the Board of Directors of the Company.

      Stockholder Mailings. The Company is obligated under the terms of the Merger Agreement to cause its transfer agent to provide General Dynamics with stockholder lists, mailing labels, security position listings and any available listing or computerized records containing the names and addresses of registered holders of the Shares and to provide such additional information and assistance as General Dynamics may reasonably request for the purpose of communicating the Offer to the record and beneficial owners of the Shares.

      The Merger. The Merger Agreement provides that following the completion of the Offer and subject to the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company in accordance with the provisions of the Delaware Act. Following the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of the Purchaser will cease.

      Certificate of Incorporation; Bylaws; Directors and Officers. The Merger Agreement provides that at the effective time of the Merger (the “Effective Time”), and without any further action on the part of the Company or the Purchaser, the certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and bylaws of the Surviving Corporation. The Merger Agreement also provides that the directors of the Purchaser and the officers of the Company, immediately prior to the Effective Time, will be the initial directors and officers of the Surviving

Corporation, each to hold office in accordance with the applicable provisions of the certificate of incorporation and bylaws of the Surviving Corporation, until their successors are duly elected or appointed and qualified.

      Conversion of Shares. The Merger Agreement provides that each Share issued and outstanding immediately prior to the Effective Time, other than Shares owned by the Company or any of its subsidiaries, Shares owned by General Dynamics or any of its subsidiaries and Shares for which appraisal rights have been exercised in accordance with the Delaware Act, will be converted in the Merger into the right to receive, upon the surrender of the certificate formerly representing such Share, $67.50 in cash or such higher price, if any, as may be offered and paid in the Offer, without interest and less any taxes required to be withheld therefrom under applicable law (the “Merger Consideration”). The Merger Agreement further provides that, immediately prior to the Effective Time, all Shares owned by the Company or any of its subsidiaries and Shares owned by General Dynamics or any of its subsidiaries will be canceled and will cease to exist. At the Effective Time, each share of capital stock of the Purchaser will be converted into one share of common stock of the Surviving Corporation. Consequently, upon the Merger becoming effective, the Company, as the Surviving Corporation, will become a wholly owned subsidiary of General Dynamics.

      Treatment of Dissenting Shares. The Merger Agreement provides that Shares outstanding immediately prior to the Effective Time that are held by persons who have complied in all respects with the provisions of Section 262 of the Delaware Act with respect to such Shares (“Dissenting Shares”) will not be converted into the right to receive the Merger Consideration but instead the holders of such Dissenting Shares will be entitled to payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the Delaware Act. The Merger Agreement further provides, however, that Dissenting Shares held by any person who waives, withdraws, fails to perfect or otherwise loses the right to payment of the fair value of such shares pursuant to Section 262 of the Delaware Act will be treated as if such Shares had been converted into the right to receive the Merger Consideration as of the Effective Time.

      Treatment of Stock Options and Restricted Stock. Pursuant to the Merger Agreement, the Company is obligated to adopt resolutions or take such other actions (if any) as may be required to permit each outstanding option and other right to purchase or otherwise acquire Shares under any stock option program or arrangement (the “Stock Plans”) of the Company or any of its subsidiaries to be surrendered immediately prior to the consummation of the Offer and entitle the holder the right to receive in cash from the Company, promptly following consummation of the Offer, an amount equal to the product of the excess of the Merger Consideration over the exercise price per Share of such Stock Option multiplied by the number of Shares subject to the Stock Option. Additionally, all stock-based awards issued under the Stock Plans (other than stock options) will fully vest immediately prior to the consummation of the Offer and will entitle the holder to receive a cash payment from the Company equal to the Merger Consideration multiplied by the number of Shares under the Company stock-based award.

      Representations and Warranties. The Merger Agreement contains representations and warranties by the Company and General Dynamics, including representations and warranties by the Company concerning the approval of the Merger Agreement and the transactions contemplated thereby by the Board of Directors of the Company, the receipt of an opinion as to the fairness, from a financial point of view, to the stockholders of the Company of the consideration to be received pursuant to the Merger Agreement, the Company’s capitalization, the accuracy of the Company’s filings and financial statements filed with the Commission, the absence of certain liabilities, the absence of certain material adverse effects or events affecting the Company and its subsidiaries, required filings and consents, compliance with law, the absence of material litigation, employee benefit matters, tax matters, environmental matters, government and other contracts, labor matters, intellectual property and brokers.

      Covenants. The Merger Agreement contains covenants by the Company and General Dynamics, including mutual covenants by the parties to use their best efforts to consummate and make effective the transactions contemplated by the Merger Agreement, to make all required filings under the HSR Act, to provide one another with notice of any material developments affecting the ability of the parties to consummate the transactions contemplated by the Merger Agreement, to consult with one another before issuing any press release or otherwise making any public announcements with respect to the transactions contemplated by the Merger Agreement and to give all required notices to third parties and governmental entities and use its best efforts to obtain all third party and governmental consents and approvals required in connection with the transactions contemplated by the Merger Agreement. The Merger Agreement also includes covenants requiring the Company to conduct its operations in accordance with its ordinary course of business, consistent with past practice, to use its reasonable efforts to preserve the business organization of the Company and its subsidiaries intact, and to provide General Dynamics and its representatives with reasonable access at reasonable times to the premises, properties, books, records, contracts and documents of or pertaining to the Company and its subsidiaries.

      Election to General Dynamics Board. General Dynamics has agreed to elect William P. Fricks, the Chairman and Chief Executive Officer of the Company, to the Board of Directors of General Dynamics following consummation of the Offer.

      Other Potential Acquirers. The Merger Agreement contains restrictions on the ability of the Company, its subsidiaries and their respective directors, officers, employees, agents and representatives to solicit, initiate or participate in any discussions or negotiations regarding, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any “Company Takeover Proposal.” For purposes of the Merger Agreement, a “Company Takeover Proposal” is any proposal or offer for a merger, consolidation, dissolution, liquidation, recapitalization or other business combination involving the Company or any significant subsidiary, any proposal or offer for the issuance by the Company of a material amount of its equity securities as consideration for the assets or securities of any person or any proposal or offer to acquire in any manner, directly or indirectly, a material equity interest in any voting securities of, or a substantial portion of the assets of, the Company or any of its subsidiaries.

      The Merger Agreement generally prohibits the Company, its subsidiaries and their respective directors, officers, employees, representatives and agents from soliciting, initiating or encouraging, directly or indirectly, any Company Takeover Proposal or engaging in any negotiations or discussions with, furnishing any information to or entering into any agreement with any party relating to any Company Takeover Proposal (other than certain permissible confidentiality agreements). The Merger Agreement provides, however, that the Company may participate in discussions and negotiations with, and furnish information or data to, a party submitting an offer or proposal not solicited by the Company and that did not otherwise result from a breach of the Merger Agreement and that the Board of Directors of the Company believes in good faith could result in a “Company Superior Proposal.” A “Company Superior Proposal” is any proposal to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction more than 50% of the combined voting power of the Shares then outstanding or all or substantially all of the assets of the Company, which proposal the Board of Directors of the Company has determined (i) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the third party making the proposal, and (ii) presents to the Company and its stockholders more favorable financial and other terms, taken as a whole, than the terms of the Merger Agreement.

      Pursuant to the terms of the Merger Agreement, the Company must, promptly upon its receipt of any Company Takeover Proposal, provide General Dynamics with the material terms and conditions of such Company Takeover Proposal, including the identity of the acquiring party. The Company must also promptly inform General Dynamics of the status and content of any discussions or negotiations involving any Company Takeover Proposal.

      The Company is prohibited under the terms of the Merger Agreement from providing any non-public information regarding the Company or any of its subsidiaries to any party making a Company Takeover Proposal unless such party enters into a written confidentiality agreement containing provisions substantially similar to those contained in the Confidentiality Agreement dated as of March 26, 2001 between the Company and General Dynamics.

      Directors and Officers Indemnification and Insurance. The Merger Agreement requires General Dynamics to cause the Surviving Corporation to indemnify, defend and hold harmless the present and former directors and executive officers of the Company and its subsidiaries from and against all losses, claims, damages and expenses (including reasonable attorney’s fees and expenses) arising out of or relating to actions or omissions, or alleged actions or omissions, occurring at or prior to the consummation of the Merger to the fullest extent permitted by law. The Merger Agreement also provides that for a period of six years after the date of the consummation of the Merger, General Dynamics will cause to be maintained in effect the policies of directors’ and officers’ liability insurance currently maintained by the Company with respect to claims arising from or relating to actions or omissions, or alleged actions or omissions, occurring on or prior to such date. General Dynamics may at its discretion substitute for such policies currently maintained by the Company directors and officers liability insurance policies with reputable and financially sound carriers providing for no less favorable coverage. After the Merger, General Dynamics will indemnify the directors and officers of the Company with respect to matters relating to the Merger Agreement.

      Company Stockholders Meeting. The Merger Agreement provides that to the extent necessary to consummate the Merger, the Company is required to convene and hold a meeting of its stockholders for the purpose of approving and adopting the Merger Agreement and the transactions contemplated thereby (the “Company Stockholder Meeting”) and to file with the Commission and mail to the Company’s stockholders a proxy statement and related materials (the “Proxy Statement”) with respect to such Company Stockholder Meeting. Subject to fiduciary duties of the Board of Directors of the Company and other requirements of applicable law, the Board of Directors of the Company is required to recommend in the Proxy Statement that the holders of the Shares adopt the Merger Agreement, and the Company is required to use its reasonable efforts to solicit such approval. At the Company Stockholder Meeting, General Dynamics is required to cause the Purchaser to vote all Shares then owned by it in favor of the adoption of the Merger Agreement. In the event, however, that the Purchaser owns at least 90% of the outstanding Shares following expiration of the Offer, the Merger Agreement provides that appropriate action will be taken to cause the Merger to become effective as soon as practicable without a meeting of the Company’s stockholders in accordance with Section 253 of the Delaware Act.

      Designation of Directors. The Merger Agreement provides that, promptly upon acquiring a majority of the outstanding Shares pursuant to the Offer, and so long as General Dynamics directly or indirectly owns a majority of the outstanding Shares, General Dynamics will be entitled, upon written request to the Company, to designate the number of directors, rounded up to the next whole number, on the Board of Directors of the Company such that the percentage of its designees on the Board of Directors of the Company shall equal the percentage of the outstanding Shares owned by General Dynamics and its subsidiaries. The Company is obligated upon such request promptly to use its reasonable efforts to cause General Dynamics’ designees to be so elected.

      Employee Benefit Matters. Subject to applicable collective bargaining agreements, from the consummation of the Offer until December 31, 2003, General Dynamics shall cause the current and former employees of the Company and its subsidiaries (“Employees”), except as set forth in the Merger Agreement, to receive employee benefits pursuant to the Company Plans in effect immediately before the consummation of the Offer. The Merger Agreement provides that from and after the consummation of the Offer, General Dynamics will assume and honor, and cause the Surviving Corporation to honor, the Company Plans (as defined in the Merger Agreement) in accordance with their terms as in effect immediately before the consummation of the Offer. For all purposes under the employee benefit plans of General Dynamics and its subsidiaries (including the Surviving Corporation) which provide benefits to any Employee after the Effective Time, each Employee will be credited with all years of service for which such Employee was credited under any comparable Company Plan, except to the extent that such service credits would result in a duplication of benefits. In addition, from and after the Effective Time, General Dynamics will, or will cause its subsidiaries to (i) waive any pre-existing condition limitation under any Employee Welfare Benefit Plan (as defined in the Merger Agreement) and (ii) provide each Employee with credit for any co-payments and deductibles incurred prior to the Effective Time for the calendar year in which the Effective Time occurs, in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that the Employees participate in after the Effective Time.

      Conditions of the Merger. Under the Merger Agreement, the respective obligations of each party to consummate the Merger are subject to the satisfaction of the conditions that (i) the Merger Agreement has been adopted by the requisite vote of the Company’s stockholders, (ii) consummation of the Offer has occurred and (iii) neither party will be subject to any order or injunction of a court of competent jurisdiction which prohibits the Merger.

      Termination Events. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval thereof by the stockholders of the Company):

      (i)    by mutual written consent of General Dynamics, the Purchaser and the Company;

      (ii)   by either General Dynamics or the Company if consummation of the Offer has not occurred on or before November 30, 2001 (the “Outside Date”), unless the Outside Date is extended by the Company to April 30, 2002 if the only conditions to the Offer not satisfied are the Minimum Tender Condition, the HSR Condition and the conditions described in clause (ii)(A) of Section 15 of this Offer to Purchase;

      (iii)   by either General Dynamics or the Company if any court of competent jurisdiction in the United States issues a final order, decree or ruling or takes any other final action permanently enjoining, restraining or otherwise prohibiting the Offer or the Merger;

      (iv)   by either General Dynamics or the Company if the approval of the Company’s stockholders is not obtained;

      (v)    by General Dynamics prior to the consummation of the Offer if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement, and such breach or failure to perform would give rise to failure of a condition set forth in Section 15 of this Offer to Purchase that cannot be or has not been cured within 30 days after the Company was given written notice of such breach;

      (vi)   by General Dynamics prior to the consummation of the Offer if the Company or its Board of Directors:

(A)	enters into any agreement, or resolves or agrees to do so, other than a confidentiality agreement as permitted under the Merger Agreement, with respect to any Company Takeover Proposal other than the Offer or the Merger;

(B)	amends, conditions, qualifies, withdraws, modifies or contradicts, or resolves or agrees to do any of the foregoing, in a manner adverse to General Dynamics or the Purchaser, its approval or recommendation of the Offer, Merger and the Merger Agreement;

(C)	solicits, approves or recommends, or resolves or agrees to do so, any Company Takeover Proposal other than the Offer or the Merger; or

(D)	violates Section 6.7 of the Merger Agreement (which relates to other potential acquirers), or resolve or agree to do so;

      (vii)   by the Company prior to the consummation of the Offer if General Dynamics breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement, and such breach or failure to perform would give rise to failure of a condition set forth in Section 15 of this Offer to Purchase that cannot be or has not been cured within 30 days after the Company was given written notice of such breach; or

      (viii)   by the Company prior to the consummation of the Offer if at any time prior to consummation of the Offer (A) a Company Superior Proposal is received by the Company and (B) the Company complies with Section 6.7 of the Merger Agreement (which relates to other potential acquirers); provided that the Company may not terminate the Merger Agreement unless and until: (1) three business days have elapsed following delivery to General Dynamics of a written notice of such determination by the Board of Directors of the Company and during such three business day period the Company has given General Dynamics reasonable opportunity to discuss with the Company the Company Superior Proposal and any proposed amendments to the Merger Agreement; (2) at the end of such three business day period, the Company Takeover Proposal continues to constitute a Company Superior Proposal (taking into account any modifications to the terms proposed by General Dynamics) and the Board of Directors of the Company confirms its determination that it is a Company Superior Proposal; (3) following such termination the Company enters into a definitive acquisition, merger or similar agreement to effect the Company Superior Proposal; and (4) the Company prior to such termination pays to General Dynamics in immediately available funds the Termination Fee (as defined below).

      Termination Fee. The Merger Agreement provides that the Company will be obligated to pay General Dynamics a termination fee equal to $50 million if the Merger Agreement is terminated by: (1) General Dynamics for the reasons described in clause (vi) above under “Termination Events,” which payment shall be payable on the date the Merger Agreement is terminated; (2) by the Company for the reasons described in clause (viii) above under “Termination Events,” which payment shall be payable on the date the Merger Agreement is terminated; (3) (A) in the event a Company Takeover Proposal shall have been publicly announced or any person has publicly announced an intention to make a Company Takeover Proposal, (B) the consummation of the Offer shall not have occurred prior to the Outside Date, (C) on the Outside Date, the only condition to the Offer that shall not have been satisfied shall be the Minimum Tender Condition, (D) the Merger Agreement is thereafter terminated by either General Dynamics or the Company pursuant to clause (ii) above under “Termination Events” and (E) within 12 months after such termination, the Company or any of its significant subsidiaries enters into an agreement with respect to, or consummates, such Company Takeover Proposal; or (4) in the event (A) there is a publicly announced Company Takeover Proposal, (B) the Company thereafter breaches one of its covenants in the Merger Agreement, (C) General Dynamics thereafter terminates the Merger Agreement and (D) within 12 months after such termination, the Company or any of its significant subsidiaries enters into an agreement with respect to, or consummates, such Company Takeover Proposal; provided that with respect to clauses (3) and (4) no fee shall be payable by the Company until and unless the agreement is entered into or the Company Takeover Proposal is actually consummated within the 12 months following such termination and shall be payable on the earlier of (y) the date the agreement is entered into or (z) the Company Takeover Proposal is consummated.

      Amendment. Except as otherwise expressly provided for in the Merger Agreement, the Merger Agreement may be amended by the execution and delivery of a written instrument by or on behalf of General Dynamics, the Purchaser and the Company at any time before or after approval by the Company’s stockholders, provided that after approval by the Company’s stockholders, no amendment to the Merger Agreement will be made without approval of the Company’s stockholders to the extent such approval is required under the Delaware Act.

Confidentiality Agreement

      The following is a summary of certain provisions of that certain Confidentiality Agreement, dated March 26, 2001, by and between General Dynamics and the Company (the “Confidentiality Agreement”). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed with the Commission as an exhibit to the Purchaser’s Schedule TO and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement. The Confidentiality Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 of this Offer to Purchase.

      The Confidentiality Agreement contains provisions pursuant to which, among other matters, General Dynamics has agreed, subject to certain exceptions, to keep confidential all non-public, confidential or proprietary information disclosed to General Dynamics, including analyses, compilations, forecasts, studies, notes, reports or other materials derived from the documents or information disclosed (the “Confidential Information”), and to use the Confidential Information solely for the purpose of evaluating a possible transaction (the “Transaction”) involving General Dynamics and the Company, together with any of their subsidiaries or affiliates. General Dynamics has agreed not to employ or attempt to employ or divert any employee of the Company for a period of two years from March 26, 2001.

      General Dynamics also agreed for a period of five years not to (i) acquire, agree to acquire or make any proposal to acquire securities or assets of the Company unless such acquisition, agreement or proposal is first approved by the Company’s Board of Directors, (ii) except at the written request of the Company, propose to enter into any merger or business combination with the Company or any of its subsidiaries; (iii) solicit proxies from stockholders of the Company or otherwise seek to control or influence the management, board of directors or policies of the Company or any of its subsidiaries, (iv) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company or any of its subsidiaries, (v) otherwise act, alone or in concert with others, to seek to control or influence the Board of Directors or the management or policies of the Company, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing or (vii) advise, assist or encourage any other person in connection with any of the foregoing. In addition, General Dynamics agreed during such period not to request the Company to amend or waive any provisions described in this paragraph. Pursuant to the Confidentiality Agreement, the provisions described in this paragraph terminate upon the Company entering into any agreement for the purchase by any third party of more than 50% of the voting power of the Company or the approval by the Board of Directors of the Company of any tender offer by a third party for equity securities representing more than 50% of the voting power of the Company.

The Rights Agreement

      Pursuant to the Merger Agreement, the Company represented that it had taken all requisite action to render the Rights inapplicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and to provide for the expiration of the Rights upon the consummation of the Offer.

      In connection with executing the Merger Agreement, the Company has amended the Rights Agreement to provide that (i) neither General Dynamics nor any of its affiliates shall be deemed an “Acquiring Person” (as defined in the Rights Agreement) as a result of entering into the Merger Agreement, commencing or consummating the Offer or consummating the Merger pursuant to the terms of the Merger Agreement and (ii) the execution and delivery of the Merger Agreement or the consummation of the Offer or the Merger or of the transactions contemplated thereby will not cause a “Distribution Date” (as defined in the Rights Agreement) to occur, which would result in the Rights issued pursuant to the Rights Agreement trading separately from the Shares, or otherwise cause the Rights to become exercisable. The amended Rights Agreement also provides that, upon consummation of the Offer, all Rights granted by the Rights Agreement will become null and void, the Rights Agreement will be terminated and all provisions of the Rights Agreement, collectively and separately, will be without effect.

      The foregoing description of the Rights Agreement, as amended, and of the Rights does not purport to be complete and is qualified in its entirety by the terms of the Rights Agreement, dated as of June 10, 1998, by and between the Company and First Chicago Trust Company of New York (now known as EquiServe Trust Company, N.A.), a copy of which has been filed as an exhibit to the Company’s Registration Statement on Form 8-A dated June 10, 1998 and the terms of Amendment No. 1 to the Rights Agreement, dated as of April 24, 2001, a copy of which has been filed as an exhibit to the Form 8-A/ A of the Company, dated April 25, 2001, all of which are incorporated herein by reference. A copy of the Rights Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 of this Offer to Purchase.

14.  Dividends and Distributions

      Pursuant to the terms of the Merger Agreement, the Company is prohibited from declaring or paying any dividend or distribution with respect to its capital stock (other than the regular quarterly dividend of $0.04 per Share and dividends payable by a subsidiary of the Company to the Company or another subsidiary), issuing or authorizing the issuance of any shares of its capital stock (other than in connection with the exercise of stock options and certain other employee benefits plans outstanding as of the date of the Merger Agreement or pursuant to the exercise of Rights) or any other securities exercisable or exchangeable for or convertible into shares of its capital stock, or repurchasing, redeeming or otherwise acquiring for value any shares of its capital stock or any other securities exercisable or exchangeable for or convertible into shares of its capital stock.

15.  Certain Conditions of the Offer

      Notwithstanding any provision of the Offer or the Merger Agreement to the contrary, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission (including Rule 14e-1(c) under the Exchange Act), pay for any Shares tendered pursuant to the Offer and may (in accordance with the Merger Agreement) terminate or amend the Offer , if any one or more of the following events has occurred:

      (i)  immediately prior to any scheduled or extended expiration date of the Offer:

(A)	the Minimum Tender Condition shall not have been satisfied; or

(B)	the applicable waiting period under the HSR Act shall not have expired or been terminated;

      (ii)  any of the following conditions exists as of the expiration date of the Offer:

(A)	there shall have been any action taken, or suit or proceeding threatened or commenced, or any statute, rule, regulation, legislation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger, in each case by any domestic or foreign federal or state governmental regulatory or administrative agency or authority or court or legislative body or commission which is reasonably likely to have the effect of (1) prohibiting, or imposing any material limitations, on General Dynamics’ or the Purchaser’s ownership or operation (or that of any of their respective subsidiaries) of all or a material portion of the Company’s and its subsidiaries’ businesses or assets as a whole, or compelling General Dynamics or the Purchaser or their respective subsidiaries to dispose of or hold separate any material portion of its Shares or of the business or assets of the Company and its subsidiaries or General Dynamics and its subsidiaries, in each case taken as a whole, other than limitations generally affecting the industries in which the Company and General Dynamics and their respective subsidiaries conduct their business, (2) prohibiting, or making illegal, consummation of the Offer or consummation of the Merger or the other transactions contemplated by the Merger Agreement, or (3) imposing material limitations on the ability of the Purchaser or General Dynamics or any of their subsidiaries effectively to exercise full rights of ownership of all or a substantial number of the Shares including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company’s stockholders on an equal basis with all other holders of such shares and the right to hold, transfer or dispose of such shares;

(B)	since the date of the Merger Agreement, except as disclosed in the Company Disclosure Letter delivered in connection with the Merger Agreement and the Company’s Commission filings filed prior to the date of the Merger Agreement, there shall have occurred any state of facts change, development, effect, event, condition or occurrence that individually or in the aggregate has had or is reasonably likely to have a material adverse effect on the Company;

(C)	(1) the representations of the Company contained in the Merger Agreement shall not be true and correct with the same effect as if made at and as of the Expiration Date or if such representations speak as of an earlier date, as of such earlier date, except, in either such case to the extent that the breach thereof would not have a material adverse effect on the Company, or (2) the Company shall have failed to comply in material respects with its covenants and agreements contained in the Merger Agreement;

(D)	the Merger Agreement shall have been terminated in accordance with its terms; or

(E)	there shall have occurred a Distribution Date (as defined in the Rights Agreement) and the Offer Price has not been adjusted as contemplated by the Merger Agreement;

which, in any such case, and regardless of the circumstances giving rise to any such condition, make it inadvisable, in the sole and absolute discretion of General Dynamics and the Purchaser, to proceed with such acceptance for payment or payment.

      Subject to the provisions of the Merger Agreement, the foregoing conditions are for the sole benefit of General Dynamics and the Purchaser and may be asserted by the Purchaser or, subject to the terms of the Merger Agreement, may be waived by General Dynamics or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of General Dynamics or the Purchaser. The failure by General Dynamics or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may, subject to the terms of the Merger Agreement, be asserted at any time and from time to time.

16.  Certain Legal Matters

      General. Based on the representations and warranties made by the Company pursuant to the Merger Agreement, neither General Dynamics nor the Purchaser is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser’s acquisition of Shares pursuant to the Offer, or of any approval or other action by any federal, state or foreign governmental, administrative or regulatory agency, other than the termination or expiration of all applicable waiting periods under the HSR Act, that would be required or desirable for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required or desirable, General Dynamics and the Purchaser currently contemplate that such approval or other action will be sought. While the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the business of the Company, General Dynamics or the Purchaser or that certain parts of the business of the Company, General Dynamics or the Purchaser might not have to be disposed of or other substantial conditions complied with if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered pursuant to the Offer. See Section 15.

      Section 203 of the Delaware Act. Section 203 of the Delaware Act (“Section 203”) prohibits a Delaware corporation such as the Company from engaging in a Business Combination (defined as a variety of transactions, including mergers) with an Interested Stockholder (defined generally as a person that is the beneficial owner of 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time that such person became an Interested Stockholder unless at least one of three exceptions are applicable. One of these exceptions applies in cases where the board of directors of the corporation, prior to the time a person became an Interested Stockholder, approved either the Business Combination or the transaction that resulted in such person becoming an Interested Stockholder. General Dynamics was not an Interested Stockholder of the Company for purposes of Section 203 as of the date of the Board of Directors of the Company approved the Merger Agreement. The approval of the Merger Agreement by the Board of Directors of the Company therefore satisfies the foregoing exception and renders the restrictions on Business Combinations set forth in Section 203 inapplicable to the transactions contemplated by the Merger Agreement.

      Other State Takeover Laws. Other than Section 203, General Dynamics and the Purchaser are not aware of any fair price, moratorium, control share acquisition or other form of antitakeover statute, rule or regulation of any state or jurisdiction that applies or purports to apply to the Merger Agreement, the Offer or the Merger. If any fair price, moratorium, control share acquisition or other form of antitakeover statute, rule or regulation is or becomes applicable to the transactions contemplated by the Merger Agreement, the Board of Directors of the Company is required pursuant to the Merger Agreement to grant such approvals and take such other actions as may be required so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and conditions set forth therein.

      Except as described herein, the Purchaser has not attempted to comply with any state takeover statute or regulation in connection with the Offer. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15.

      Antitrust. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-calendar day waiting period following the filing by General Dynamics of a Notification and Report Form with respect to the Offer, unless General Dynamics receives a request for additional information or documentary material from the Antitrust Division or the FTC. Pursuant to the Merger Agreement, General Dynamics and the Company agreed to file the Notification and Report Form and related material with the Antitrust Division and the FTC as soon as reasonably practicable. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from General Dynamics concerning the Offer, the waiting period will be extended and will expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by General Dynamics with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of General Dynamics. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

      The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser’s proposed acquisition of the Company. At any time before or after the Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Proposed Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or General Dynamics or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

      In connection with business combinations in the defense industry, the Antitrust Division and the FTC participate in a formal inter-agency consultative procedure in which the Department of Defense may indicate its support or opposition to the proposed transaction. Although the recommendations of the Department of Defense are not legally binding on the Antitrust Division or the FTC, these agencies have in the past deferred to the views of the Department of Defense in connection with transactions in which it is a substantial customer of one or both of the parties involved in the proposed business combination.

17.  Fees and Expenses

      Bear, Stearns & Co. Inc. is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to the Purchaser and General Dynamics in connection with the acquisition of the Company. General Dynamics has agreed to pay Bear, Stearns & Co. Inc. reasonable and customary compensation for such services.

      General Dynamics has also agreed to reimburse Bear, Stearns & Co. Inc. its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel and any other advisor retained by Bear, Stearns & Co. Inc., in connection with its engagement and to indemnify Bear, Stearns & Co. Inc. and certain related persons against certain liabilities and expenses, including certain liabilities and expenses under the federal securities laws.

      In the ordinary course of its business, Bear, Stearns & Co. Inc. engages in securities trading, market-making and brokerage activities and may, at any time, hold long or short positions and may trade or otherwise effect transactions in securities of the Company.

      The Purchaser and General Dynamics have retained Innisfree M&A Incorporated to act as the Information Agent and EquiServe Trust Company, N.A. to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the federal securities laws.

      Neither the Purchaser nor General Dynamics will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

18.  Miscellaneous

      The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Neither General Dynamics nor the Purchaser is aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. To the extent General Dynamics or the Purchaser becomes aware of any state law prohibiting the making of the Offer or the acceptance of the Shares, the Purchaser will make a good faith effort to comply with the state statute. If, after a good faith effort, the Purchaser cannot comply with a state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

      The Purchaser has filed with the Commission pursuant to Rule 14d-3 of the general rules and regulations under the Exchange Act, the Schedule TO, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the Commission a Solicitation/ Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendations of the Board of Directors of the Company with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. Such documents and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Section 8 (except that such material will not be available at the regional offices of the Commission).

      No person has been authorized to give any information or to make any representation on behalf of General Dynamics or the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

GRAIL ACQUISITION CORPORATION

May 4, 2001

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL DYNAMICS AND THE PURCHASER

1.  DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL DYNAMICS

      The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of General Dynamics. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with General Dynamics. Unless otherwise indicated, the business address of each such person is c/o General Dynamics Corporation at 3190 Fairview Park Drive, Falls Church, Virginia 22042-4523, and each such person is a citizen of the United States.

Directors and
Executive Officers	Present Principal Occupation and Five-Year Employment History

Julius W. Becton, Jr.* 7737 Jewelweed Court Springfield, VA 22152	Director since 1997.
Retired. Superintendent of the District of Columbia Public Schools from November 1996 to May 1998. President of Prairie View A&M University in Texas from 1989 to 1994. Retired in 1983 from the U.S. Army as Lieutenant General. Director of The Wackenhut Corporation.
Nicholas D. Chabraja*	Director since 1994.
Chairman and Chief Executive Officer since June 1, 1997. Vice Chairman of General Dynamics from December 1996 to May 1997. Executive Vice President from 1994 to December 1996. Senior Vice President and General Counsel from 1993 to 1994. Director of Ceridian Corporation.
James S. Crown* Henry Crown and Company 222 North LaSalle Street Chicago, IL 60601	Director since 1987. General Partner since 1985 of Henry Crown and Company (Not Incorporated) (diversified investments). Director of Bank One Corporation and Sara Lee Corporation.
Lester Crown* Henry Crown and Company 222 North LaSalle Street Chicago, IL 60601	Director since 1974. President of Henry Crown and Company (diversified investments) since 1973. Director of Maytag Corporation.
Charles H. Goodman* Henry Crown and Company 222 North LaSalle Street Chicago, IL 60601	Director since 1991.
Vice President since 1987 of Henry Crown and Company (diversified investments). Vice President since 1973 of CC Industries, Inc. (real estate, diversified manufacturing, and cellular telephone systems). Director of Alltel Corporation.
George A. Joulwan* 2107 Arlington Ridge Road Arlington, VA 22202	Director since 1998. Retired General, U.S. Army. Supreme Allied Commander, Europe, from 1993 to 1997. Commander-in-Chief, Southern Command from 1992 to 1993. Olin Professor, National Security, U.S. Military Academy at West Point since August 1998. Senior Advisor, Global USA Inc. (consulting) from January 1998 to October 1998.

*  Member of General Dynamics’ Board of Directors

Directors and
Executive Officers	Present Principal Occupation and Five-Year Employment History

Paul G. Kaminski* Chairman & CEO Director since 1997. Technovation, Inc. Fairfax Station, VA 22039	Under Secretary of U.S. Department of Defense for Acquisition and Technology from 1994 to 1997. Chairman and Chief Executive Officer of Technovation, Inc. (consulting) since 1997. Senior Partner, Global Technology Partners, LLC (investment banking) since 1998. Director of DynCorp, Condor Systems, Inc. and Veridian Corporation
James R. Mellor* 6903 Rockledge Drive Bethesda, MD 20817	Director since 1981.
Retired. Chairman and Chief Executive Officer of General Dynamics from 1994 to June 1997. President and Chief Executive Officer of General Dynamics from 1993 to 1994. President and Chief Operating Officer of General Dynamics from 1991 to 1993. Director and Chairman of the Board of USEC Inc. (global energy). Director of Bergen Brunswig Corporation, Computer Sciences Corporation and Net2Phone Inc.
Carl E. Mundy, Jr.* 9308 Ludgate Drive Alexandria, VA 22309	Director since 1998.
Retired. Commandant of the U.S. Marine Corps from 1991 to 1995. President and Chief Executive Officer of the World USO from May 1996 to March 2000. Director of Schering-Plough Corporation. Director or trustee of six investment companies in the Nations Funds mutual fund complex. Chairman of Marine Corps University Foundation.
Carlisle A. H. Trost* 11 Compromise Street Annapolis, MD 21401	Director since 1994. Retired. Chief of Naval Operations, U.S. Navy, from 1986 to 1990. Director of GPU, Inc.
G. Kent Bankus	Vice President Government Relations since April 1993.
W. W. Boisture, Jr.	Executive Vice President since July 1999. President and Chief Operating Officer, Gulfstream Aerospace Corporation since December 1998. Executive Vice President, Gulfstream Aerospace Corporation from February 1994 to December 1998.
Kenneth C. Dahlberg	Executive Vice President and Group Executive, Information Systems and Technology since March 2001. Executive Vice President for Business Development and President, Raytheon International from January 2000 to March 2001. President and Chief Operating Officer, Raytheon Systems Company from December 1997 to December 1999. President of Weapons Systems Segment, Hughes Aircraft Company September 1994 to December 1997.
David K. Heebner	Vice President Strategic Planning since January 2000. Lieutenant General and Assistant Vice Chief of Staff, U.S. Army, from July 1997 to November 1999. Director of Program Analysis and Evaluation, Office of the Chief of Staff, U.S. Army, from August 1994 to July 1997.
Michael J. Mancuso	Senior Vice President and Chief Financial Officer since March 1997. Vice President and Chief Financial Officer from November 1994 to March 1997.
Walter M. Oliver	Vice President Human Resources and Administration since January 2001. Senior Vice President Human Resources, Ameritech Corp., from April 1994 to December 2000.

*  Member of General Dynamics’ Board of Directors

Directors and
Executive Officers	Present Principal Occupation and Five-Year Employment History

Kendell Pease	Vice President Communications since May 1998. Rear Admiral and Chief Information Officer, U.S. Navy, from August 1992 to May 1998.
David A. Savner	Senior Vice President, General Counsel and Secretary since May 1999. Senior Vice President — Law and Secretary from April 1998 to May 1999. Senior Partner of Jenner & Block, from May 1987 to April 1998.
Arthur J. Veitch	Senior Vice President since September 1999. Vice President of General Dynamics and President of Land Systems from February 1997 to September 1999. Vice President of General Dynamics and Senior Operating Officer of Land Systems from August 1995 to February 1997.
John K. Welch	Senior Vice President since January 2000. Vice President of General Dynamics and President of Electric Boat from October 1995 to January 2000.

2.  DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

      The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with the Purchaser. The business address of each such person is c/o General Dynamics Corporation at 3190 Fairview Park Drive, Falls Church, Virginia 22042-4523 and each such person is a citizen of the United States.

Directors and
Executive Officers	Present Principal Occupation and Five-Year Employment History

**Michael J. Mancuso	Director since April 2001. Vice President and Treasurer of the Purchaser. Senior Vice President and Chief Financial Officer of General Dynamics since March 1997. Vice President and Chief Financial Officer of General Dynamics from November 1994 to March 1997.
**David A. Savner	Director since April 2001. Vice President and Secretary of the Purchaser. Senior Vice President, General Counsel and Secretary of General Dynamics since May 1999. Senior Vice President – Law and Secretary of General Dynamics from April 1998 to May 1999. Senior Partner of Jenner & Block from May 1987 to April 1998.
**John K. Welch	Director since April 2001. President of the Purchaser. Senior Vice President of General Dynamics since January 2000. Vice President of General Dynamics and President of Electric Boat from October 1995 to January 2000.

**	Member of the Purchaser’s Board of Directors.

SCHEDULE II

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

DELAWARE CODE ANNOTATED

TITLE 8. CORPORATIONS

CHAPTER 1. GENERAL CORPORATION LAW
SUBCHAPTER IX. MERGER, CONSOLIDATION OR CONVERSION

(Del. Code Ann. Tit. 8, §262 (2000))

Section 262. Appraisal rights

      (a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S) 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), 252, 254, 257, 258, 263 or 264 of this title:

      (1)  Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

      (2)  Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs paragraphs a and b of this paragraph; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a, b and c of this paragraph.

      (3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d)  Appraisal rights shall be perfected as follows:

      (1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

      (2)  If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h)  After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

      The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder’s broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

EquiServe Trust Company, N.A.

By Mail:	By Overnight Courier:	By Hand:
EquiServe Trust Company, N.A. P.O. Box 842010 Boston, MA 02284-2010	EquiServe Trust Company, N.A. 40 Campanelli Drive Braintree, MA 02184 Attn: Newport News	EquiServe Trust Company, N.A. c/o Securities Transfer and Reporting Services Inc. 100 William Street – Galleria New York, NY 10038

By Facsimile Transmission:

(781) 575-4826

or
(781) 575-4827

Confirm Receipt of Facsimile by

Telephone:

(781) 575-4816

      Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender offer materials may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, NY 10022
Banks and Brokers call collect:  (212) 750-5833
All others call toll-free:  (888) 750-5834

The Dealer Manager for the Offer is:

Bear, Stearns & Co. Inc.

245 Park Avenue
New York, NY 10167
Call toll-free: (877) 667-2760